UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-32195

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Genworth Financial, Inc. Retirement and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genworth Financial, Inc.

6620 W. Broad Street

Richmond, VA 23230

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

Genworth Financial, Inc. Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010 and schedule H, line 4j – schedule of reportable transactions for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Richmond, Virginia

June 20, 2011

GENWORTH FINANCIAL, INC. RETIREMENT

AND SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Investments at fair value:
Short-term investments	$617,628	$437,443
Mutual funds	117,860,500	91,420,848
Common/collective trust funds	209,456,841	157,819,803
Group variable annuity	12,125,050	9,241,410
Common stock	21,349,149	20,251,351

Total investments	361,409,168	279,170,855

Receivables:
Participant loans	8,523,222	6,240,051
Accrued dividends and interest	52,601	16,396
Employer contributions receivable	22,950,394	21,740,233
Security receivables	—	225,980

Total receivables	31,526,217	28,222,660

Assets available for plan benefits at fair value	392,935,385	307,393,515

Liabilities:
Accrued participant expenses	77,479	57,739

Net assets available for plan benefits at fair value	392,857,906	307,335,776

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(574,262)	(369,910)

Net assets available for plan benefits	$392,283,644	$306,965,866

See Accompanying Notes to Financial Statements.

GENWORTH FINANCIAL, INC. RETIREMENT

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Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2010

Additions to assets attributed to:
Investment income:
Net appreciation in the fair value of investments	$36,043,287
Interest and dividends	2,352,249
Interest from participant loans	424,199

Total investment income	38,819,735

Contributions:
Participants	30,246,892
Employer	36,374,850
Rollovers	1,948,240

Total contributions	68,569,982

Deductions from net assets attributed to:
Benefits paid to participants	22,071,939

Net increase in net assets available for plan benefits	85,317,778
Net assets available for plan benefits at:
Beginning of the year	306,965,866

End of the year	$392,283,644

See Accompanying Notes to Financial Statements.

GENWORTH FINANCIAL, INC. RETIREMENT

AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of the Plan

The following description of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Genworth Financial, Inc. (the Company) is the Plan sponsor.

The trustee and recordkeeper for the Plan are The Bank of New York Mellon and Aon Hewitt, respectively.

(b)	Eligibility

Eligible full-time employees may participate in the Plan upon their date of employment. Eligible part-time employees may join the Plan once scheduled to work 1,000 hours of service in a single calendar year.

(c)	Contributions

Subject to limitations imposed by law, participants may elect to contribute up to 50% of their eligible compensation on a pre-tax basis. Eligible compensation includes salary, overtime, certain commissions and bonuses. The maximum allowable deferral under the Code was $16,500 per individual for 2010. The Company makes matching contributions equal to 100% of the first 3% deferred by an eligible participant and 50% of the next 2% deferred by an eligible participant for such Plan year, provided that the Company’s matching contribution for an eligible participant does not exceed 4% of a participant’s compensation.

The Company also makes annual pension contributions, based upon each eligible participant’s eligible pay, to a defined contribution pension account. The pension contribution rates are within the range of 3% to 9.25%, depending on the participant’s age at the Plan year end. For a period of 10 years from September 27, 2005, certain long-service employees receive additional contributions in the range of 6% to 18% depending upon age and service as of September 27, 2005. Pension contributions are invested as directed by the Company (see note 4).

Effective January 1, 2011, the Company will begin making matching contributions equal to 100% of the first 6% deferred by an eligible participant. On the same effective date, annual pension contributions will be based on a combination of age and service rather than age alone and will range from 1% to 6%. For participants

GENWORTH FINANCIAL, INC. RETIREMENT

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Notes to Financial Statements

December 31, 2010 and 2009

hired after December 31, 2009, the annual pension contribution change was effective January 1, 2010.

Rollover contributions as shown in the accompanying statement of changes in net assets available for plan benefits represent account balances rolled over into the Plan from other qualified plans.

(d)	Participant Accounts

Each participant’s account is credited with his or her contributions, the Company’s matching and pension contributions and the proportionate share of the Plan’s earnings or losses. Each participant is entitled only to the benefits that can be provided from his or her vested account.

(e)	Vesting

Participants were immediately vested in their account balances excluding their defined contribution pension accounts. Participants hired after December 31, 2010, must attain two years of service to reach full vesting on Company matching contribution accounts. Pension contributions are fully vested after three years of service. Forfeitures are used to reduce future employer contributions to the Plan. Forfeitures available to reduce future employer contributions as of December 31, 2010 and 2009 were $70,055 and $76,540, respectively, and forfeitures used to reduce employer contributions were $713,628 and $1,184,555 in 2010 and 2009, respectively.

(f)	Investment Options

Participants are permitted to allocate their account balances to one or more of 17 investment options currently available under the Plan. Participants may change future investment options as frequently as daily, and subject to time constraints by certain investment managers, may initiate transfers among investments daily. Direct transfers from the T. Rowe Price Stable Value Fund to the BlackRock Money Market Fund are not permitted. Instead, participants who wish to transfer from the T. Rowe Price Stable Value Fund to the BlackRock Money Market Fund must first transfer to one of the other Plan investment options and remain in that option for 90 days before transferring into the BlackRock Money Market Fund.

The Genworth Common Stock Fund invests primarily in common stock of the Company. A small portion of the fund is held in cash or other short-term investments to provide liquidity. Within the financial statements and supplemental schedule of assets (held at end of year), the assets of the fund are presented separately as common stock and short-term investments.

GENWORTH FINANCIAL, INC. RETIREMENT

AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(g)	Participant Loans

Participants may borrow from their account a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding their defined contribution pension balance). There is a charge for each loan that is reflected as a reduction from the appropriate participant’s account. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may not exceed five years from the effective date of the loan. Loans are secured by the balance in the participant’s account and bear interest at an effective annual percentage rate that is 2% above the Prime interest rate in effect as of the second business day of each calendar quarter before the loan was requested. Principal and interest are paid ratably through payroll deductions.

(h)	Withdrawals

Withdrawals for financial hardship are permitted (excluding defined contribution pension balances) provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal.

(i)	Payment of Benefits

Upon termination of service for any reason, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in a lump-sum amount. Upon termination, participants with assets in the group variable annuity investment option may elect to annuitize their account and begin receiving their guaranteed minimum income if they are age 55 or older. Alternatively, upon termination, participants with assets in the group variable annuity investment option may elect to receive the vested interest in his or her group variable annuity account in a lump-sum amount and forfeit the lifetime retirement income guarantee. In the event of annuitizations for participants with ages of 55 to 64, the guaranteed amount will be less than waiting to receive the full amount at age 65 because payments will be made over a longer period of time.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

GENWORTH FINANCIAL, INC. RETIREMENT

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Notes to Financial Statements

December 31, 2010 and 2009

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	New Accounting Guidance

On January 1, 2010, the Plan adopted new accounting guidance requiring additional disclosures for significant transfers between Level 1 and 2 fair value measurements and clarifications to existing fair value disclosures related to the level of disaggregation, inputs and valuation techniques. The adoption of this new accounting guidance did not have a material impact on the Plan’s financial statements.

On October 1, 2009, the Plan adopted new accounting guidance related to fair value measurements and disclosures that provided guidance on the fair value measurement in certain entities that calculate net asset value per share. The adoption of this update had no impact on the Plan’s net assets available for benefits.

On July 1, 2009, the Plan adopted new accounting guidance related to the codification of accounting standards and the hierarchy of U.S. GAAP established by the Financial Accounting Standards Board (the FASB). This accounting guidance established two levels of U.S. GAAP, authoritative and nonauthoritative. The FASB Accounting Standards Codification (the Codification) is the source of authoritative, nongovernmental U.S. GAAP, except for rules and interpretive releases of the United States Securities and Exchange Commission (SEC), which are also sources of authoritative U.S. GAAP for SEC registrants. All other accounting literature is nonauthoritative. The adoption of this new accounting guidance did not have a material impact on the Plan’s financial statements.

On June 30, 2009, the Plan adopted FASB authoritative guidance that established requirements for the accounting and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. The adoption of this guidance had no impact on the Plan’s net assets available for benefits.

(d)	Investment Valuation and Income Recognition

Investments are stated at fair value. The shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investments in common/collective trust

GENWORTH FINANCIAL, INC. RETIREMENT

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Notes to Financial Statements

December 31, 2010 and 2009

funds are valued at the net asset value as determined using the estimated fair value of the assets and liabilities in the respective funds on the last day of the Plan year. Genworth Financial, Inc. common stock is traded on the New York Stock Exchange and is valued at the current market price on the last business day of the Plan year. The ClearCourseSM group variable annuity is valued daily by Genworth Life and Annuity Insurance Company (see note 6) using the quoted market price of the underlying mutual fund (Total Return Fund of GE Investments, Inc.) less the applicable ClearCourseSM asset charge.

The change in the difference between the fair value and the cost of the investments held at the beginning and end of each year, adjusted for realized gains and losses on investments sold during the year, is reflected in the statement of changes in net assets available for plan benefits as appreciation or depreciation in the fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e)	Fully Benefit-Responsive Investment Contracts

During the years ended December 31, 2010 and 2009, the Plan invested in the T. Rowe Price Stable Value Common Trust Fund (the SVF), which is a common/collective trust fund managed by T. Rowe Price Trust Company. The SVF invests in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products (separate account contracts and structured or synthetic investment contracts) and other similar investments that are intended to maintain a constant net asset value while permitting participant-initiated, benefit-responsive withdrawals for certain events. All investment contracts held by the SVF as of December 31, 2010 and 2009 are fully benefit-responsive and thus are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value (also known as book value) is original cost plus accrued income and deposits minus withdrawals. Withdrawals from the SVF may be made by participants at contract value for qualified benefit payments, including loans, hardship withdrawals and participant-directed transfers. Withdrawal of all assets from the SVF without a 12 month notice to the issuer limits the ability of the Plan to transact at fair value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

GENWORTH FINANCIAL, INC. RETIREMENT

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Notes to Financial Statements

December 31, 2010 and 2009

The statement of net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

The annualized earnings credited to participants (the crediting rate) in the SVF as of December 31, 2010 and 2009 was 4.02% and 4.62% respectively. The average yield earned by the SVF was approximately 4.10% and 4.26% for the year ended December 31, 2010 and 2009, respectively. The crediting rate is variable, changing quarterly based upon the performance of the underlying portfolios.

The existence of certain conditions can limit the SVF’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the SVF that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the SVF or a unitholder, tax disqualification of the SVF or a unitholder, and certain SVF amendments if issuers’ consent is not obtained. As of December 31, 2010, the occurrence of an event outside the normal operation of the SVF which would cause a withdrawal from an investment contract is not considered to be probable as reported in the investment manager’s annual report. To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances, it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder’s interest in the SVF without the need to access investment contracts.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount that differs from contract value. For example, certain breaches by the SVF of its obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts also may provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. Structured or synthetic investment contracts and separate account contracts also may provide issuers with the right to reduce contract value in the event an underlying investment suffers a credit event or the right to terminate the contract in the event certain investment guidelines are materially breached and not cured.

(f)	Participant Loans

Participant loans equal the outstanding principal balance plus accrued interest.

GENWORTH FINANCIAL, INC. RETIREMENT

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Notes to Financial Statements

December 31, 2010 and 2009

(g)	Benefits

Benefit payments to participants are recorded when paid.

(h)	Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company, with the exception of the Plan’s loan and qualified domestic relations order fees, which are paid from participants’ accounts.

(3)	Investments, at Fair Value

(a)	Other Investment Related Disclosures

Effective June 25, 2010, the American Balanced Fund and Growth Fund of America investment options were replaced with newer versions of the same funds that had lower fees.

The following table presents investments that represent 5% or more of the Plan’s net assets as of December 31:

Description	2010	2009
BlackRock Pension Strategy Fund, 8,309,904 and 6,837,001 units *	$98,887,858	$73,292,650
Harbor International Fund, 433,812 and 385,853 shares	26,267,305	21,171,757
BlackRock LifePath 2020 Fund, 2,173,878 and 1,913,945 units	25,151,764	19,790,191
BlackRock LifePath Income Fund, 1,703,004 and 1,538,168 units	21,645,185	17,719,694
BlackRock LifePath 2030 Fund, 1,954,181 and 1,673,844 units	21,554,617	16,353,452
Genworth Financial, Inc. common stock, 1,624,745 and 1,784,260 shares	21,349,149	20,251,351
Lord Abbett Small Cap Value Fund, 633,682 and 0 shares	21,063,591	—
Growth Fund of America, 689,447 and 635,671 shares	20,986,763	17,341,106
*	Nonparticipant-directed.

(b)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants on the measurement date.

Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. The Plan utilizes valuation techniques that

GENWORTH FINANCIAL, INC. RETIREMENT

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Notes to Financial Statements

December 31, 2010 and 2009

maximize the use of observable inputs and minimize the use of unobservable inputs. All assets carried at fair value are classified and disclosed in one of the following three categories:

•	Level 1—Quoted prices for identical instruments in active markets.

•

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3—Instruments whose significant value drivers are unobservable.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded equity securities and actively traded mutual fund investments.

Level 2 includes those financial instruments that are valued using industry-standard pricing methodologies, models or other valuation methodologies. These models are primarily industry-standard models that consider various inputs, such as interest rate, credit spread and foreign exchange rates for the underlying financial instruments. All significant inputs are observable, or derived from observable, information in the marketplace or are supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category primarily include: certain public and private corporate fixed maturity and equity securities; government or agency securities; certain mortgage-backed and asset-backed securities; securities held as collateral; and certain non-exchange-traded derivatives.

Level 3 is comprised of financial instruments whose fair value is estimated based on industry-standard pricing methodologies and internally developed models utilizing significant inputs not based on, nor corroborated by, readily available market information. In limited instances, this category may also utilize non-binding broker quotes. This category primarily consists of certain less liquid fixed maturity, equity and trading securities and certain derivative instruments where we cannot corroborate the significant valuation inputs with market observable data.

As of each reporting period, all assets recorded at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset, such as the relative impact on the fair value as a result of including a particular input. We review the fair value hierarchy classifications each reporting period.

GENWORTH FINANCIAL, INC. RETIREMENT

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Notes to Financial Statements

December 31, 2010 and 2009

Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets. Such reclassifications are reported as transfers in and out of Level 3 at the beginning fair value for the reporting period in which the changes occur. See note 2(d) for additional information related to fair value measurements.

(c)	Valuation Methodologies

Following is a description of the valuation methodologies used for instruments measured at fair value.

Common stocks: Common stocks are valued at the closing price reported in the active market in which the individual securities are traded.

Registered investment companies: Mutual funds which are valued at the net asset value (NAV) on a market exchange. Each fund’s NAV is calculated as of the close of business of the New York Stock Exchange (NYSE) and National Association of Securities Dealers Automated Quotations (NASDAQ).

Common/collective trust funds: There are no readily available market quotations for a fund. The funds are valued at the net asset value as determined by using estimated fair value of the underlying assets held in the fund. Net asset value is used as a practical expedient for fair value. Contract value (also known as book value) is original cost plus accrued income and deposits minus withdrawals.

Group variable annuity: The ClearCourseSM group variable annuity is valued daily by Genworth Life and Annuity Insurance Company (see note 6) using the quoted market price of the underlying mutual fund (Total Return Fund of GE Investments, Inc.) less the applicable ClearCourseSM asset charge.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth the Plan’s assets that are measured at fair value on a recurring basis as of December 31:

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Notes to Financial Statements

December 31, 2010 and 2009

	2010
	Total	Level 1	Level 2	Level 3
Short-term investments	$617,628	$617,628	$—	$—
Mutual funds
Money market funds	6,879,505	6,879,505	—	—
Bond funds	17,124,177	17,124,177	—	—
Balanced funds	8,947,553	8,947,553	—	—
Growth funds	26,989,728	26,989,728	—	—
Value funds	31,652,232	31,652,232	—	—
Foreign blend funds	26,267,305	26,267,305	—	—
Common/collective trust funds
Stable value funds	15,888,077	—	15,888,077	—
Balanced funds	98,887,858	—	98,887,858	—
Target maturity funds	82,155,356	—	82,155,356	—
Blend funds	12,525,550	—	12,525,550	—
Group variable annuity
Balanced funds	12,125,050	—	12,125,050	—
Common stock
Genworth Financial, Inc.	21,349,149	21,349,149	—	—

	$361,409,168	$139,827,277	$221,581,891	$—

	2009
	Total	Level 1	Level 2	Level 3
Investments:
Short-term investments	$437,443	$437,443	$—	$—
Mutual funds
Money market funds	6,026,723	6,026,723	—	—
Bond funds	13,377,480	13,377,480	—	—
Balanced funds	6,991,063	6,991,063	—	—
Growth funds	21,566,805	21,566,805	—	—
Value funds	22,287,020	22,287,020	—	—
Foreign blend funds	21,171,757	21,171,757	—	—
Common/collective trust funds
Stable value funds	12,688,035	—	12,688,035	—
Balanced funds	73,292,650	—	73,292,650	—
Target maturity funds	62,529,969	—	62,529,969	—
Blend funds	9,309,149	—	9,309,149	—
Group variable annuity
Balanced funds	9,241,410	—	9,241,410	—
Common stock
Genworth Financial, Inc.	20,251,351	20,251,351	—	—

	$279,170,855	$112,109,642	$167,061,213	$—

GENWORTH FINANCIAL, INC. RETIREMENT

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Notes to Financial Statements

December 31, 2010 and 2009

During 2010, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Mutual funds	$11,603,613
Common/collective trust funds	19,872,846
Group variable annuity	906,552
Common stock	3,660,276

Total	$36,043,287

(4)	Nonparticipant-Directed Investment

Information about the net assets available for benefits and changes in net assets relating to the nonparticipant-directed investment was as follows:

	As of December 31,
	2010	2009
Net assets available for benefits:
Common/collective trust fund	$98,887,858	$73,292,650
Employer contributions receivable	22,950,394	21,740,233

Total	$121,838,252	$95,032,883

Year ended December 31, 2010
Changes in net assets available for benefits:
Net appreciation in fair value of investments	$9,814,144
Employer contributions	22,950,394
Benefits paid to participants	(5,959,169)

Total	$26,805,369

(5)	Risks and Uncertainties

The Plan investment options include various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. It is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances.

GENWORTH FINANCIAL, INC. RETIREMENT

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Notes to Financial Statements

December 31, 2010 and 2009

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Genworth Common Stock Fund, which generally invests in a single security. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participants who make such decisions.

The value, liquidity and related income of the securities in which the Plan invests are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6)	Party-in-Interest Transactions

One investment option available to employees is the ClearCourseSM group variable annuity provided under the Plan. Each contribution into ClearCourseSM provides a guaranteed amount of retirement income to the participant. Genworth Life and Annuity Insurance Company, an indirect wholly-owned subsidiary of the Plan sponsor, offers the guaranteed amount of retirement income provided by this ClearCourseSM group variable annuity product. Fees paid by the Plan to Genworth Life and Annuity Insurance Company for the Plan years ended December 31, 2010 and 2009 were $81,000 and $53,000, respectively.

Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by the Company. The Plan owned 1,624,745 and 1,784,260 shares of Genworth Financial, Inc. common stock as of December 31, 2010 and 2009, respectively. The shares had a cost basis of $9,893,650 and $9,948,503, respectively, and a fair value of $21,349,149 and $20,251,351, respectively, as of December 31, 2010 and 2009. During the year ended December 31, 2010, 132,811 shares of Genworth Financial, Inc. common stock were purchased at a total cost of $1,641,483 and 292,326 shares were sold at a total cost of $1,696,336.

Certain Plan investments are held by The Bank of New York Mellon. The Bank of New York Mellon is Trustee as defined by the Plan and, therefore, is a party-in-interest.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company’s pension contributions.

(8)	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 3, 2006 that the Plan and related trust are designed in accordance with applicable

GENWORTH FINANCIAL, INC. RETIREMENT

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Notes to Financial Statements

December 31, 2010 and 2009

sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(9)	Reconciliation of Financial Statements to Form 5500

The investments in fully benefit-responsive contracts are recorded on the Form 5500 at fair value whereas contract value is utilized in the statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits.

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500 as of December 31, 2010:

Net assets available for plan benefits per the financial statements	$392,283,644
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	574,262

Net assets available for plan benefits per Form 5500	$392,857,906

The following is a reconciliation of investment income per the financial statements to Form 5500 for the year ended December 31, 2010:

Net appreciation in the fair value of investments per the financial statements	$36,043,287
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	204,352

Investment income per Form 5500	$36,247,639

(10)	Subsequent Events

Effective January 1, 2011, changes will be made to certain distribution provisions of the Plan. The amendments include expanded participant access to Plan funds under certain circumstances. In-service withdrawals are expanded, allowing participants who have reached age 59  1/2 or older to obtain withdrawals of pre-tax and rollover accounts. As described in note 1(h), in-service withdrawals for financial hardship are currently permitted. Additionally, the types of benefit payments are expanded, allowing participants to obtain partial lump-sum distributions. As described in note 1(i), annuity benefit payments for participants with assets in the group variable annuity investment option and a single lump-sum benefit payment are currently permitted.

GENWORTH FINANCIAL, INC. RETIREMENT

AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Effective April 8, 2011, the underlying portfolio for ClearCourseSM changed to the Vanguard Balanced Institutional Index Fund. As described in note 2(d), the Total Return Fund of GE Investments, Inc. was the prior underlying portfolio.

Supplemental Schedule I

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current value
Short term investments:
The Bank of New York Mellon *	617,628 shares of short-term investments	$617,628	$617,628
Mutual funds:
Capital Research and Management Company	499,027 shares of American Balanced Fund	8,409,420	8,947,553
BlackRock Fund Advisors	6,879,505 shares of BlackRock Money Market Fund	6,879,505	6,879,505
Kornitzer Capital Management, Inc.	229,033 shares of Buffalo Small Cap Fund	4,705,080	6,002,965
Dodge & Cox	1,294,344 shares of Dodge & Cox Income Fund	16,419,269	17,124,177
Capital Research and Management Company	689,447 shares of Growth Fund of America	19,779,738	20,986,763
Harbor Capital Advisors	433,812 shares of Harbor International Fund	23,987,379	26,267,305
Lord, Abbett & Co. LLC	633,682 shares of Lord Abbett Small Cap Value Fund	17,790,280	21,063,591
Invesco Advisors, Inc.	550,631 shares of Invesco Van Kampen Growth & Income Fund	9,856,258	10,588,641

	Total mutual funds	107,826,929	117,860,500
Common/collective trust funds:
BlackRock Institutional Trust Company NA	293,407 units of BlackRock Equity Index Fund	11,102,621	12,525,550
BlackRock Fund Advisors	1,703,004 units of BlackRock LifePath Income Fund	19,463,387	21,645,185
BlackRock Fund Advisors	2,173,878 units of BlackRock LifePath 2020 Fund	22,593,091	25,151,764
BlackRock Fund Advisors	1,954,181 units of BlackRock LifePath 2030 Fund	19,348,727	21,554,617
BlackRock Fund Advisors	1,222,070 units of BlackRock LifePath 2040 Fund	11,430,594	13,051,699
BlackRock Fund Advisors	77,937 units of BlackRock LifePath 2050 Fund	683,540	752,091
BlackRock Fund Advisors	8,309,904 units of BlackRock Pension Strategy Fund	82,231,556	98,887,858
T. Rowe Price Trust Company	15,313,815 units of T. Rowe Price Stable Value Common Trust Fund	15,313,815	15,888,077

	Total common/collective trust funds	182,167,331	209,456,841
Group variable annuity:
Genworth Life and Annuity Insurance Company *	1,217,171 units of ClearCourseSM Group Variable Annuity	6,645,286	12,125,050
Common stock:
Genworth Financial, Inc. *	1,624,745 shares of Genworth Financial, Inc. common stock	9,893,650	21,349,149
Participant loans *	1,986 loans to participants with interest rates of 5.25% to 10.25% and maturity dates through January 2016	—	8,523,222

		$307,150,824	$369,932,390

*	Party-in-interest as defined by ERISA, not a prohibited transaction.

See Accompanying Report of Independent Registered Public Accounting Firm.

Supplemental Schedule II

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2010

Identity of party involved	Description of assets	Number of transactions	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain (loss)
Single transactions:
BlackRock Fund Advisors	BlackRock Pension Strategy Fund	1	$21,740,233	$—	$21,740,233	$21,740,233	$—

See Accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genworth Financial, Inc. Retirement and Savings Plan

Date: June 20, 2011	By:	/s/ Amy R. Corbin
Amy R. Corbin Vice President and Controller (Principal Accounting Officer) Genworth Financial, Inc.

Exhibit Index

Exhibit Number	Description of Document

23	Consent of Independent Registered Public Accounting Firm